# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Toppoint Holdings Inc., CIK 0001960847
CUSIP: 89078D101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1250 Kenas Road, North Wales, Pennsylvania (PA), 19454
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0002017850
Persons authorized to receive notices and communications: John Feliciano III, c/o Toppoint Holdings Inc.,, 1250 Kenas Road,, North Wales, Pennsylvania (PA), 19454, 551-866-1320

## Reporting persons
- John Feliciano III (CIK 0002017850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Toppoint Holdings Inc.
Address of issuer's principal executive offices: 1250 Kenas Road, North Wales, Pennsylvania (PA), 19454
Comment: The reporting person was granted an option to purchase 1,150,000 shares of common stock, exercisable for 10 years starting from the grant date, subject to earlier termination upon termination of the person's employment with the Company, under the Issuer's 2022 Equity Incentive Plan.

## Item 2. Identity and Background
Name of person filing: John Feliciano III
Residence or business address: 1250 Kenas Road, North Wales, PA 19454
Present principal occupation or employment: CFO and Director of the Issuer
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: The United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration is the reporting person's past and future services. The Issuer granted the reporting person an option to purchase 1,150,000 shares of common stock under the Issuer's 2022 Equity Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction: The Issuer granted the reporting person an option to purchase 1,150,000 shares of common stock under the Issuer's 2022 Equity Incentive Plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1,150,000 shares, 6.2%.

All the 1,150,000 shares represent shares that the reporting person has the right to acquire through exercise of an option.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote and dispose: 1,150,000
Transactions in the class effected during the past sixty days: On May 21, 2025, the Issuer granted the reporting person an option to purchase 1,150,000 shares of common stock under the Issuer's 2022 Equity Incentive Plan. The option has an exercise price of $1.56 per share.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- John Feliciano III: /s/ John Feliciano III, John Feliciano III (05/22/2025)